UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

CyberArk Software Ltd.

(Name of Issuer)

Ordinary shares, par value NIS 0.01 per share

(Title of Class of Securities)

M2682V108

(CUSIP Number)

October 1, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Thoma Bravo UGP, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,285,076
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,285,076

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,285,076
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.03%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 43,146,685 Ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of the Issuer outstanding as of May 17, 2024, as reported in the Issuer’s Proxy Statement for the annual general meeting of shareholders, filed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2024, plus 2,285,076 Ordinary Shares issued pursuant to the Agreement and Plan of Merger, dated as of May 19, 2024, by and among the Issuer, Triton Merger Sub, Inc., Venafi Holdings, Inc. and Venafi Parent, LP.

1.	Names of Reporting Persons Triton Seller, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,285,076
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,285,076

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,285,076
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.03%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 43,146,685 Ordinary Shares of the Issuer outstanding as of May 17, 2024, as reported in the Issuer’s Proxy Statement for the annual general meeting of shareholders, filed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on May 22, 2024, plus 2,285,076 Ordinary Shares issued pursuant to the Agreement and Plan of Merger, dated as of May 19, 2024, by and among the Issuer, Triton Merger Sub, Inc., Venafi Holdings, Inc. and Venafi Parent, LP.

Item 1(a).	Name of Issuer

CyberArk Software Ltd. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

9 Hapsagot St., Park Ofer B, P.O. Box 3143 Petach-Tikva, 4951040, Israel

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

(i) Thoma Bravo UGP, LLC (“Thoma Bravo UGP”)

(ii)  Triton Seller, LP (“Triton Seller”)

The Reporting Persons have entered into a Joint Filing Agreement, dated October 8, 2024, a copy of which is incorporated by reference as Exhibit A to this statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

c/o Thoma Bravo, L.P. 110 N. Wacker Drive, 32nd Floor Chicago, IL 60606

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Ordinary Shares, par value NIS 0.01 per share

Item 2(e).	CUSIP Number

M2682V108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d- 1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership

(a) Amount beneficially owned:

See response to Item 9 on each cover page.

(b) Percent of Class:

See response to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Triton Seller holds the securities reported herein directly. Thoma Bravo UGP is the ultimate general partner of certain investment funds (the “Thoma Bravo Funds”) affiliated with Thoma Bravo, L.P., and the Thoma Bravo Funds and certain unaffiliated investors are limited partners of Triton Seller. Accordingly, Thoma Bravo UGP may be deemed the beneficial owner of the Ordinary Shares directly owned by Triton Seller. The filing of this statement shall not be construed as an admission that Thoma Bravo UGP is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2024

THOMA BRAVO UGP, LLC

By:	/s/ Seth Boro
Name: Seth Boro
Title: Managing Partner

TRITON SELLER, LP

By:	/s/ Seth Boro
Name: Seth Boro
Title: Chief Executive Officer and President

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of October 8, 2024